SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lentuo International Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

G5462T1094

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5462T1094		13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Hetong Guo

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 29,931,293 ordinary shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 29,931,293 ordinary shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,931,293 ordinary shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 50.8%

12	Type of Reporting Person* IN

CUSIP No. G5462T1094		13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Modern Cyber International Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 29,931,293 ordinary shares(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 29,931,293 ordinary shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,931,293 ordinary shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 50.8%

12	Type of Reporting Person* CO

(1)  Modern Cyber International Limited is wholly owned by Mr. Hetong Guo. Mr. Hetong Guo may be deemed to be the beneficial owner of the 29,931,293 ordinary shares owned by Modern Cyber International Limited under the U.S. securities law.

Item 1(a)	Name of Issuer. Lentuo International Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices. A-18 Huagong Road, Guangqumenwai Chaoyang District, Beijing 100124 People’s Republic of China

Item 2(a)	Name of Person Filing. (i) Hetong Guo (ii) Modern Cyber International Limited
Item 2(b)

Address of Principal Business Office, or, if none, Residence.
The address of the principal business office of Hetong Guo is A-18 Huagong Road, Guangqumenwai, Chaoyang District, Beijing 100022, People’s Republic of China

The address of the principal business office of Modern Cyber International Limited is P.O.Box 3444, Road Town, Tortola, British Virgin Islands.

Item 2(c)

Citizenship or Place of Organization.
(i)            Hetong Guo is a citizen of the People’s Republic of China.

(ii)           Modern Cyber International Limited is a limited liability company incorporated in the British Virgin Islands.

Item 2(d)	Title of Class of Securities. Ordinary Shares, par value US$0.00001 per share
Item 2(e)	CUSIP Number. G5462T1094

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not Applicable

Item 4	Ownership.
	(a)	Amount beneficially owned: 29,931,293 ordinary shares*
	(b)	Percentage of class: 50.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 29,931,293 ordinary shares*
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 29,931,293 ordinary shares*
		(iv)	Shared power to dispose or to direct the disposition of: 0

*  Consists of 29,931,293 ordinary shares owned by Modern Cyber International Limited, a British Virgin Islands company wholly owned by Mr. Hetong Guo.  Mr. Hetong Guo may be deemed to be the beneficial owner of the ordinary shares owned by Modern Cyber International Limited under the U.S. securities law.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8	Identification and Classification of Members of the Group.
Not applicable

Item 9	Notice of Dissolution of Group.
Not applicable

Item 10	Certification.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011

Hetong Guo

	By:	/s/ Hetong Guo
Name: Hetong Guo

Modern Cyber International Limited

	By:	/s/ Hetong Guo
Name: Hetong Guo
Title: Chairman

EXHIBIT INDEX

A.            Joint Filing Agreement, dated February 11, 2011, by and among Hetong Guo and Modern Cyber International Limited